Exhibit 2

                                                               CONFORMED COPY


                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT ("Agreement"), dated as of April 15, 1994, among ConAgra, Inc., a Delaware corporation ("Purchaser"), Universal Foods Corporation, a Wisconsin corporation ("Parent"), and Universal Holdings, Inc., a Nevada corporation ("Seller").


   RECITALS:

         (a) Universal Frozen Foods Company, an Oregon corporation (the "Company"), is engaged in the business of processing and selling frozen potato products. Seller owns all of the issued and outstanding shares of capital stock of the Company (the "Company Stock").

         (b) The Company's headquarters are located in Boise, Idaho, and the Company's production facilities (the "Facilities") are located at Twin Falls, Idaho (the "Idaho Facility"); Pasco, Washington (the "Washington Facility"); and Hermiston, Oregon (the "Oregon Facility"). Purchaser desires to purchase the Company Stock from Seller and Seller desires to sell the Company Stock to Purchaser upon the terms and conditions contained herein.

         (c) Seller is a wholly-owned subsidiary of Parent. Parent desires Seller to consummate the transactions contemplated by this Agreement.

         (d) Purchaser is willing to enter into and perform this Agreement only if the Seller and/or Parent agrees to pay Purchaser certain amounts on the conditions contained in Section 14.3.


   AGREEMENT:

         NOW, THEREFORE, in consideration of the recitals which are incorporated with and are made a contractual part of this Agreement, and in further consideration of the mutual covenants and agreements herein contained, the parties hereto agree, subject to the terms and conditions hereinafter set forth, as follows:

         1. Purchase and Sale of Stock. At Closing on the Closing Date (as defined in Section 5), Seller shall sell, transfer, assign, convey and deliver to Purchaser, free and clear of all liens,claims and encumbrances, all of the Company Stock, and Purchaser will accept and acquire the Company Stock from Seller.

         2. Consideration. As consideration for the Company Stock, Purchaser shall pay to Seller, in accordance with the terms and conditions set forth herein, an amount equal to the Base Consideration plus the Earnout Consideration (as such terms are defined below). All payments thereof shall be made by wire transfer of immediately available funds to an account designated by Seller not less than 48 hours prior to the time for payment specified herein.

         3. Base Consideration. The "Base Consideration" shall be an amount equal to the sum of (a) $163,000,000 plus (b) the amount, if any, by which the Net Equity (as defined in Section 6.3) exceeds $128,000,000, and minus (c) the amount, if any, by which $128,000,000 exceeds the Net Equity. One Hundred Sixty-Three Million Dollars ($163,000,000) of the estimated Base Consideration shall be paid at Closing. The balance, if any, shall be paid on the Settlement Date (as defined in Section 6.4).

         4. Earnout Consideration. The "Earnout Consideration" shall be an annual amount payable for each of the five (5) Fiscal Years (as defined below) following Closing. In the event the aggregate Earnout Consideration paid with respect to such five Fiscal Years is less than $57,000,000, the Earnout Consideration shall also be paid for the sixth Fiscal Year following Closing. The Earnout Consideration will be an amount equal to 50% of Sales Margin (as defined below) for such Fiscal Year. Except as set forth in Section 4.2, Purchaser shall not be required to pay Earnout Consideration for any Fiscal Year in excess of the amounts set forth in Section 4.2 below (the "Annual Cap"). The maximum aggregate Earnout Consideration payable by Purchaser pursuant to this Section 4 shall be $57,000,000, subject to increase pursuant to Section 4.2 (the "Maximum Amount").

         4.1 Sales Margin. For purposes of this Agreement, "Sales Margin" shall mean Net Sales of the Company less direct manufacturing costs (consisting of direct labor, direct materials and supplies and direct factory overhead) of the Company, all determined in accordance with generally accepted accounting principles, consistently applied, provided that "Net Sales"

                shall mean Company's annual pounds of production multiplied by the Purchaser's average net selling price per pound,
                calculated by each production item.   Notwithstanding the
                foregoing:

                4.1.1 For any goods delivered by the Company to Purchaser or any subsidiary/Purchaser or any of their other subsidiaries, Sales Margin shall reflect reasonable arm's length revenues, and for any goods delivered to the Company by Purchaser or any subsidiary of Purchaser or any of their other subsidiaries, Sales Margin shall reflect reasonable arm's length material costs;

                4.1.2 Regardless of the corporate form that the Company may take in the future, Purchaser shall maintain, or cause to be maintained appropriate books and records for purposes of calculating Sales Margin, which, among other things, must enable the identification of the pounds of production of the Company and the average net selling price per pound for each production item of Purchaser;

                4.1.3 If, in any Fiscal Year, the Earnout Consideration paid by Purchaser is less than the Annual Cap applicable to such Fiscal Year, Purchaser shall compute and present to Parent a statement setting forth Sales Margin within forty-five (45) days following the end of each Fiscal Year (the "Annual Sales Margin Statement").
                       The Annual Sales Margin Statement shall fairly present in all material respects the Sales Margin of the Company for the relevant Fiscal Year in accordance with the principles set forth above;

                4.1.4 During the five Fiscal Years following Closing, Purchaser shall not allow the Company to sell or shutdown the Idaho Facility or the Washington Facility without the prior written consent of Parent, which consent shall not be unreasonably withheld; provided, however, if such consent is withheld, Purchaser may, at its option, pay to Parent an amount equal to the then unpaid Maximum Amount discounted to the date of payment at 6% per annum from the scheduled payment dates set forth in Section 4.4. In the event of such payment, Purchaser shall have no further obligations pursuant to this Section 4;

                4.1.5 Purchaser shall cause the Company to maintain business interruption insurance in reasonable amounts, and any proceeds received by the Company or by Purchaser or any subsidiary with respect to the Company's operations shall be included in Net Sales of the Company for purposes of calculating Sales Margin.

         4.2 Annual Cap. The Annual Cap for each Fiscal Year shall be as follows:


                   Fiscal Year                  Annual Cap

                       1                        $16,000,000
                       2                        $14,000,000
                       3                        $12,000,000
                       4                        $10,000,000
                       5                         $5,000,000

                If, in any Fiscal Year, the Earnout Consideration is less than the Annual Cap applicable to such Fiscal Year, the amount of such shortfall plus 6% shall be added to the Annual Cap for the following Fiscal Year and in any such event the 6% amount shall increase the Maximum Amount. In addition, if, in any Fiscal Year, the Earnout Consideration is less than the Annual Cap applicable to such Fiscal Year, Seller, at its own cost and expense, may retain a nationally recognized, independent accounting firm to audit or review the books and records of the Company for purposes of verifying Sales Margin, and Purchaser shall make such books and record reasonably available to such auditor at the offices where such books and records are located.

         4.3 Fiscal Year. For purposes of this Agreement, the first Fiscal Year shall be the year beginning on the first day of Purchaser's first fiscal month beginning immediately following Closing and end on the last day of the twelfth fiscal month thereafter and the subsequent Fiscal Years shall be the years that begin and end on the respective anniversaries of such dates.

         4.4 Payment. The Earnout Consideration payable with respect to each Fiscal Year shall be paid to Seller as follows:

                4.4.1 Within ten (10) days following the end of each of the first three fiscal quarters of each Fiscal Year, Purchaser shall pay to Seller in immediately available funds an amount equal to twenty-five percent (25%) of the Annual Cap (the "Estimated Payment"). Notwithstanding the foregoing, Purchaser shall not be required to make an Estimated Payment to the extent that the aggregate of such Estimated Payment together with prior net payments of Earnout Consideration exceed the Maximum Amount.

                4.4.2 The settlement of the Earnout Consideration for each Fiscal Year shall take place within ten days following the delivery by Purchaser of the Annual Sales Margin Statement for such Fiscal Year in accordance with
                       Section 4.1 or, if no Annual Sales Margin Statement is required for such Fiscal Year, the date 45 days after the last day of the Fiscal Year (the "Earnout Settlement Date"). On the Earnout Settlement Date, Purchaser shall pay to Seller in immediately available funds the amount, if any, by which the Earnout Consideration for such Fiscal Year exceeds the aggregate of the Estimated Payments paid by Purchaser for such Fiscal Year, or Seller shall refund to Purchaser in immediately available funds the amount, if any, by which the aggregate of the Estimated Payments paid by Purchaser for such Fiscal Year exceeds the Earnout Consideration for such Fiscal Year. All amounts owed pursuant to this Section 4.4.2 shall include interest from the last day of the Fiscal Year for which such Earnout Consideration is being paid to the date of the payment at a rate per annum equal to the rate of interest announced from time to time by Citibank, N.A., as its "prime rate" calculated on the basis of a 365-day year (the "Prime Rate").

         5. Closing. Subject to the terms and conditions contained in this Agreement, the consummation of the transactions contemplated herein (the "Closing") will take place at the offices of Purchaser, Omaha, Nebraska, on the later of (i) June 1, 1994, (ii) the fifth business day after the date on which the waiting period under the HSR Act (as defined in Section 7.9) shall have expired or otherwise been terminated or (iii) at such other date or place as the parties hereto may mutually agree (the "Closing Date"). Notwithstanding the foregoing, if the Closing does not take place on the date referred to in the preceding sentence because any condition to the obligations of Parent and Seller, on the one hand, or Purchaser, on the other hand, under this Agreement is not met on that date, the other party may postpone the Closing from time to time to any designated subsequent business day not more than ten business days after the original or postponed date on which the Closing was to occur by delivering notice of such postponement on the date the Closing was to occur.

         5.1 Purchaser's Obligation at Closing. At the Closing, Purchaser shall:

                5.1.1 Payment. Pay to Seller $163,000,000 in immediately available funds.

                5.1.2 Legal Opinion. Deliver the legal opinion of McGrath, North, Mullin & Kratz, P.C., counsel for Purchaser, in the form attached hereto as Exhibit 5.1.2.

                5.1.3 Certificate. Execute and deliver the certificate contemplated in Section 13.3 hereof.

         5.2 Sellers' Obligations at Closing. At the Closing, Seller and/or Parent shall:

                5.2.1 Stock Certificates. Deliver to Purchaser certificates representing all of the Company Stock duly endorsed in blank, with all necessary transfer tax and other revenue stamps acquired at Seller's expense.

                5.2.2 Legal Opinion. Deliver to Purchaser the legal opinion of Foley & Lardner, counsel for the Seller in the form attached hereto as Exhibit 5.2.2.

                5.2.4 Resignations. Deliver to Purchaser written resignations of the officers and directors of the Company.

                5.2.5 Certificate. Execute and deliver the certificate contemplated in Section 12.4 hereof.

         6.     Post Closing Matters.

         6.1 Closing Balance Sheet. Within 60 days after the Closing Date, Seller shall prepare, or cause to be prepared, in accordance with generally accepted accounting principles applied on a basis consistent with the Company's prior accounting practices and in accordance with the principles set forth on Exhibit 6.1 hereto a special purpose balance sheet of the Company as of the Closing Date. Seller and Parent warrant and covenant that such special purpose balance sheet shall fairly present in all material respects the financial position of the Company as of the Closing Date in conformity with generally accepted accounting principles consistently applied and in accordance with principles set forth on Exhibit 6.1 hereto. To prepare such special purpose balance sheet, Parent and Seller shall conduct a physical inventory as of the Closing Date in accordance with generally accepted accounting principles and shall permit Purchaser and its accountants to observe and participate in such inventory. Such special purpose balance sheet shall be audited by Deloitte & Touche ("CPA"). CPA shall be engaged by Parent to issue its report stating that such balance sheet presents fairly in all material respects the financial position of the Company as of the Closing Date, in conformity with generally accepted accounting principles applied on a consistent basis and in accordance with the provisions of this Agreement. Seller shall pay all of the fees, costs and expenses of CPA. Notwithstanding the foregoing, the Closing Balance Sheet (i) shall not reflect any assets, including intangibles, that have been expensed or fully depreciated or are not then or have not in the past been reflected on the Company's books for obsolescence or other reasons, (ii) shall not reflect any liabilities (whether as reserves, deferred taxes or accrued liabilities or otherwise) for foreign, federal, state or local income or franchise taxes or other taxes payable imposed upon or measured by net income or receipts of the Company, (iii) shall reflect adequate reserves for transition obligations under SFAS No. 106 with respect to then current employees (but not SFAS No. 106 as it relates to persons then retired and not SFAS No. 112), (iv) shall reflect inventory (including raw products, work in process and finished goods) at the lower of cost or market value, with sufficient reserves for obsolete or unusable materials and (v) shall not reflect any liabilities or reserve for workmens' compensation.

         6.2 Preliminary Report. CPA shall submit a draft report in writing to Purchaser and Parent. CPA shall permit Purchaser (together with Purchaser's agents and representatives, including, without limitation, Purchaser's independent auditors) to review and inspect it's workpapers in connection with such draft report. Within thirty (30) days following receipt of the draft report, Purchaser shall submit in writing to CPA and Parent any objections that it may have to the draft report or such balance sheet. Parent and Purchaser shall use their best efforts to resolve all objections to the draft report within forty-five (45) days following the issuance of the draft report. CPA shall not issue its final report until Parent and Purchaser have mutually resolved such objections and such resolutions are fully reflected in the Closing Balance Sheet.

         6.3 Net Equity; Closing Balance Sheet. For purposes of this Agreement, (a) the term "Closing Balance Sheet" shall mean the balance sheet of the Company as of the Closing Date as finally determined pursuant to Section 6.2, and (b) the term "Net Equity" shall mean the stockholders equity of the Company as reflected in the Closing Balance Sheet as finally reported on by CPA.

         6.4 Settlement. The settlement of the Base Consideration shall take place within 10 days following the parties' acceptance of the Closing Balance Sheet as reported on by CPA (the "Settlement Date"). On the Settlement Date, Purchaser shall pay to Seller or Parent the amount, if any, by which the Base Consideration exceeds the payment made by Purchaser on the Closing Date, or Seller and/or Parent shall refund to Purchaser the amount, if any, by which the amount paid by Purchaser on the Closing Date exceeds the Base Consideration. All amounts owed pursuant to this Section 6.4 shall include interest from the Closing Date to the date of payment at the Prime Rate.

         6.5 Access. Purchaser shall permit Parent and Seller, their accountants and respective representatives, during normal business hours, to have reasonable access to, and to examine and make copies of, all books and records of the Company, which documents and access are necessary to prepare the balance sheet to be delivered in accordance with this Section 6.

         7. Representations and Warranties of Seller and Parent. Seller and Parent hereby jointly and severally represent and warrant to and with Purchaser as follows:

         7.1 Organization, Good Standing and Corporate Power. Parent, Seller and the Company are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. The Company is qualified to do business in those jurisdictions set forth in
                Section 7.1 of the Disclosure Schedule ("Disclosure Schedule"), dated the date hereof and delivered to Purchaser as a separate document, the contents of which are incorporated herein by reference. Such jurisdictions constitute all jurisdictions in which such qualification or authorization is required, except for jurisdictions in which failure to be so qualified or authorized would not have a material adverse effect on the business or operations of the Company. Seller is a wholly-owned subsidiary of Parent.

         7.2 Articles and By-Laws. Seller has previously furnished to Purchaser complete and correct copies of (a) the Articles of Incorporation of the Company as amended to the date furnished, certified by the Secretary of State of its state of incorporation; and (b) the By-Laws of the Company as in effect on the date furnished, certified by the Secretary of the Company. Such Articles of Incorporation and By-Laws have not been further amended and are in full force and effect, and the Company is not in violation of any provisions thereof. Seller has also furnished to Purchaser a full and complete copy of the corporate minute book for the Company.

         7.3 Authorized Capital. The authorized and issued capital stock of the Company is set forth in Section 7.3 of the Disclosure Schedule. All of such shares are duly authorized, validly issued, fully paid and nonassessable with no statutory or other liability attaching to the ownership thereof.

         7.4 No Options, Warrants, Rights. The Company has no outstanding or authorized options, warrants, calls, rights, commitments or any other agreements of any character obligating it to issue any shares of its capital stock or any securities convertible into or evidencing the right to purchase any shares of its capital stock. None of Parent, Seller or the Company is a party to any agreements, arrangements or understandings with respect to the voting of the Company Stock on any matter or the transfer or assignment of the Company Stock.

         7.5 Corporate Authorization; Binding Agreement. The execution, delivery and performance of this Agreement and the other agreements, instruments and documents contemplated hereby (such other agreements, instruments and documents, the "Ancillary Agreements") by Parent and Seller have been duly and validly authorized by all necessary corporate, director and shareholder action and have been unanimously approved by Seller's and Parent's directors. A certified copy of the resolutions adopted by Seller's and the Parent's boards of directors has been provided to Purchaser. This Agreement constitutes the valid and legally binding agreement of Seller and Parent enforceable in accordance with its terms, and, when executed and delivered, each Ancillary Agreement will be the valid and legally binding agreements of Parent and/or Seller, as the case may be, each enforceable in accordance with its terms.

         7.6 Title to Company's Shares. Seller is the lawful and equitable owner of all of the shares of Company Stock, free and clear of all liens, claims, options, charges and encumbrances. The shares of Company Stock constitute all of the issued and outstanding shares of capital stock of the Company.

         7.7 Subsidiaries. The Company does not directly or indirectly control or own, nor within the past five (5) years has directly or indirectly controlled or owned, any equity interest in any corporation, partnership, joint venture or other business association or entity (whether as direct subsidiaries or through intervening subsidiaries).

         7.8 Effect of Agreements. The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (a) violate any provision of law, statute, rule or regulation to which Parent, Seller or the Company is subject; (b) violate any judgment, order, writ or decree of any court applicable to Parent, Seller or the Company; (c) have any adverse effect on any of the material permits, licenses, orders or approvals held or utilized by the Company that are material to the business or operations of the Company or (d) result in the material breach of, or materially conflict with, any term, covenant, condition or provision of, result in the modification or termination of, constitute a material default under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent, Seller or the Company pursuant to any corporate charter, by-law, commitment, contract, note, bond, lease or other agreement or instrument to which Parent, Seller or the Company is a party or by which the Company is or may be bound or affected or from which Parent, Seller or the Company derives substantial benefits.

         7.9 No Government Authorization Required. Except for compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent, authorization or approval of, or exemption by, or filings with, any governmental, public or self-regulatory body or authority is required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by Seller or Parent.

         7.10 Financial Statements. Section 7.10 of the Disclosure Schedule contains copies of the Company's unaudited balance sheets as of September 30, 1993, 1992, 1991 and 1990 and for each monthly period ended since September 30, 1993, and related unaudited statements of operations, stockholders equity, and cash flows for the years and period then ended, (collectively, the "Financial Statements"). The Financial Statements present fairly in all material respects the financial position of the Company as of the periods set forth above and the results of operations and changes in financial position for the years and period then ended, in conformity with generally accepted accounting principles applied on a consistent basis (except as set forth in Section 7.10 of the Disclosure Schedule and except for the absence of footnote disclosures). Neither Seller, Parent nor the Company has used any improper accounting practice for the purpose of incorrectly reflecting or not reflecting in the Financial Statements or books and records of the Company any of the Company's properties, assets, liabilities, revenues or expenses. The Financial Statements do not contain any material items of special or nonrecurring income or revenues or other income or revenues not earned in the ordinary course of business.

         7.11 Absence of Undisclosed Liabilities. As of September 30, 1993, the Company had no material (individually or in the aggregate) obligation, liability or commitment whether secured or unsecured and whether absolute, accrued, contingent or otherwise, and whether due or to become due, except as disclosed in Section 7.11 of the Disclosure Schedule and except to the extent accrued or reserved against in the September 30, 1993 Financial Statements.

         7.12 Conduct of Business Since September 30, 1993. Except as disclosed in Section 7.12 of the Disclosure Schedule, since September 30, 1993:

                7.12.1 The business and affairs of the Company have been
                       conducted and carried on in the ordinary course consistent with its past practices.

                7.12.2 Except for personal property purchased, sold or leased in the ordinary course of business consistent with past practices, the Company has not purchased, sold, leased, mortgaged, pledged or otherwise acquired or disposed of any material (individually or in the aggregate) properties or assets.

                7.12.3 The Company has not declared or paid any dividend on, or made any other distribution or payment (whether cash or in kind) in respect of, any shares of stock or other securities.

                7.12.4 There has been no material increase or other change made in the rate or nature of the compensation, including wages, salaries, bonuses and benefits under employee benefit plans, which has been paid, or will be paid or payable, by the Company to any of its directors, officers or key employees and there has been no increases or other change made in the rate or nature of the compensation, including wages, salaries, bonuses and benefits under employee benefit plans, which has been paid or payable by the Company to any of its other employees that is material (individually or in the aggregate) to the Company as a whole.

                7.12.5 The Company has not sustained or incurred any material loss, damage or destruction (whether or not insured against) on account of fire, flood, earthquake, accident or other calamity.

                7.12.6 The Company has not entered into any transaction,
                       contract or commitment which, by reason of its size, nature or otherwise, is not in the ordinary course of business.

                7.12.7 There has been no material adverse change in or with respect to the financial condition, operations, results of operations, assets, management, liabilities or business of the Company or with the relations of the Company with its respective employees, creditors, customers, suppliers or others having business relationships with it and, to the knowledge of Seller and Parent, no state of facts exists which may reasonably be expected to give rise to any such material adverse change.

                7.12.8 The Company has not incurred any material
                       (individually or in the aggregate) liability or obligation, other than liabilities and obligations incurred in the ordinary course of business and of a nature, and in an amount, consistent with the liabilities accrued in the September 30, 1993 Financial Statements.

                7.12.9 There has been no change by the Company in any method of accounting or accounting practice, whether tax or otherwise.

         7.13   Tax Matters.

                7.13.1 Definitions.  For purposes of this Section 7.13 and
                       Section 16, the term (i) "Subsidiaries" shall mean the Company, together with any existing or previously existing subsidiaries or affiliates, and (ii) "Tax Affiliate" shall mean the Subsidiaries together with any affiliates or predecessors of the Subsidiaries, and any joint venture, partnership, trust or other entity in which any Subsidiary has been or is a member or owner. For purposes of this Agreement, "Taxes" shall include, without limitation, all federal, foreign, state and local taxes of any kind or nature, estimates, installments in respect of taxes, charges in lieu of taxes, additions to tax, penalties and interest. All federal, state, local, foreign and other governmental taxes imposed on or with respect to the gross or net income of the Company are herein referred to collectively as "Income Taxes."

                7.13.2 Affiliated Group.  The Company has been a member of
                       Parent's affiliated group since July 12, 1985 and has filed consolidated federal Income Tax and state consolidated (or combined) Income Tax returns with Parent and its other permitted Subsidiaries since such time, except as otherwise disclosed in Section 7.13.2 of the Disclosure Schedule with respect to certain state Income Tax returns. To the knowledge of Parent and Seller, all tax periods with respect to operations of the Company prior to July 12, 1985 have closed and the Company has no further liability for Taxes with respect to such periods.

                7.13.3 Tax Return.  To the knowledge of Parent and Seller, the Company, its Tax Affiliates and, to the extent that failure to do so could adversely affect the Company, the Parent have duly and accurately prepared and timely filed with all applicable Tax authorities all Tax returns required by law to be filed on or before the Closing Date and paid or made adequate provision for the payment of, all Taxes due, or which have become due, whether by law or pursuant to any judgment, settlement, assessment, deficiency, notice, 30-day letter or similar notice received by any of them.


                7.13.4 Withholding.  All monies required to be withheld by the Company or any Tax Affiliate from employees have been collected or withheld, and either paid to the respective Tax authorities or set aside for such purpose, or accrued or reserved as a current liability.

                7.13.5 Consent.  The Company has not filed or executed a
                       consent to the application of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code").

                7.13.6 Taxes Incurred in the Ordinary Course of Business.
                       With respect to any period of time through the Closing Date for which Tax returns have not yet been filed, or for which Taxes are not yet due or owing, neither the Company nor its Tax Affiliates have incurred Tax liabilities material to the business or the operations of the Company, other than normally recurring liabilities for Taxes in the ordinary and regular course of their business.

                7.13.7 Waivers of Periods of Limitations and Pending Audits.
                       Except as otherwise disclosed in Section 7.13.7 of the Disclosure Schedule, no presently effective agreement extending the period for assessment or collection of any Taxes has been executed or filed by the Company or any Tax Affiliate with any applicable Tax authority on or after July 12, 1985. To the knowledge of Parent and Seller, no such presently effective agreement has been executed or filed before July 12, 1985.

                7.13.8 Pending or Threatened Tax Proceedings.  Except as set
                       forth in Schedule 7.13.8 of the Disclosure Schedule, neither the Company nor any Tax Affiliate is a party or parties to any pending claim, action, proceeding or examination, nor, to the knowledge of the Parent and Seller, is any claim, action, proceeding, examination, review, audit or investigation being threatened or asserted by any governmental authority for assessment or collection of Taxes.

         7.14 Title to Properties; Absence of Liens. The Company has good title to all of its assets and properties reflected in its books and records as being owned, free and clear of all pledges, leases, licenses, equities, security interests, easements, covenants, restrictions, claims, liens, encumbrances, or defects, other than (a) those set forth in
                Section 7.14 of the Disclosure Schedule, (b) easements, covenants or restrictions which alone or in the aggregate do not materially detract from the value, or materially interfere with the present use, of the assets and properties of the Company or otherwise materially impair the business of the Company, (c) those relating to liabilities reflected in the September 30, 1993 Financial Statements, (d) liens for current taxes not yet due and payable or being contested by the Company, (e) purchase money security interests and liens securing rental payments under leases incurred in the ordinary course of business and (f) liens arising by operation of law in favor of mechanics, materialmen and similar parties to the extent the obligation secured thereby is not at the time required to be paid or is being contested by the Company. Except as set forth in Section 7.14 of the Disclosure Schedule, neither Parent nor Seller are aware of any existing conditions with respect to the Company's assets that will require capital expenditures in the aggregate in excess of $500,000 in order for the Facilities to continue to operate consistent with past practices. Section 7.14 of the Disclosure Schedule sets forth a list of all outstanding capital expenditure projects (whether or not approved) that have been submitted by the Company. Copies of such capital requests have been provided to Purchaser. The assets owned or used by the Company have been maintained in accordance with good business and maintenance practices and in a manner consistent with the Company's prior operations.

         7.15 Real Property. Section 7.15 of the Disclosure Schedule contains a true, complete and correct list and description of all real estate owned by the Company. The buildings and improvements owned by the Company do not encroach, in any material respects, on any property not owned by the Company and, to the knowledge of Seller and Parent, no buildings or improvements not owned by the Company encroach, in any material respects, on real property owned by the Company.
                Section 7.15 of the Disclosure Schedule sets forth a list of all real property leases that the Company is a party to (whether as lessor or lessee). Seller has provided to Purchaser true and correct copies of all leases referred to in Section 7.15 of the Disclosure Schedule. Except as set forth in Section 7.15 of the Disclosure Schedule, the Company is not in material default under any such lease. The Company has not received any written or, the knowledge of Seller and Parent, oral notification that there is any violation of any building, zoning or other law, ordinance or regulation in respect of such buildings, structures and other improvements. Parent has provided to Purchaser copies of available title insurance policies and surveys with respect to each parcel of real estate owned by the Company.

         7.16 Leased Tangible Personal Property. Section 7.16 of the Disclosure Schedule lists all material (individually or in the aggregate) tangible personal property leases to which the Company is a party (whether as lessor or lessee). The Company is not in material default under such leases.

         7.17 List of Contracts and Other Data. Section 7.17 of the Disclosure Schedule sets forth a listing of the following:

                7.17.1 A list of all policies of liability, theft, fidelity, life, fire and other forms of insurance presently or within the last three (3) years held by or for the benefit of the Company specifying the insurer, amount of coverage, type of insurance, policy number, material pending claims thereunder of which the Company has notice and a summary of material claims made by the Company under such policies of insurance during the past three (3) years. The Company does not presently, and has not in the past three (3) years,
                       (i) participated in, or owned, a captive insurance company, or (ii) participated in a self-insured program or held a policy with a deductible exceeding $300,000 or a retrospective premium policy. Prior to such three (3) year period, the Company did not participate, own, or hold any such captive insurance company or such policy or program, except to the extent that all liabilities or obligations of the Company with respect thereto have been fully satisfied. The Company has not during the past three
                       (3) years been denied or had revoked or rescinded by a carrier any policy of insurance. To the knowledge of Seller and Parent, the Company has not failed to give any notice or present any material claim under any insurance policy in due and timely fashion. Except as set forth in Section 7.17 of the Disclosure Schedule, there are no current requirements or recommendations by any insurance company that issued any such policy with respect to any of the properties and assets of the Company or by any Board of Fire Underwriters or similar body exercising similar functions or by any governmental authority which requires or recommends changes in the conduct of the business or requiring any repairs or other work to be done or with respect to any of the properties, assets or operations of the Company or requiring any equipment or facilities to be installed on or in connection with any of the properties or assets of the Company.

                7.17.2 All material contracts and commitments (including,
                       without limitation, mortgages, licenses, leases, indentures, guaranty and indemnification agreements, loan agreements, dealer, franchisee, partnership, joint venture, distributor and similar agreements, advertising contracts, powers of attorney, patent, trademark and similar licenses, raw material supply agreements and extended term sales contracts), whether written or oral, to which the Company is a party, or to which it or any of its assets or properties are subject.

                7.17.3 All employment and consulting agreements, executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans, employee stock ownership plans or retirement plans, golden parachutes, thrift plans, severance pay plans, employee profit sharing plans, savings plans, group life insurance, post-retirement plans, health insurance or other plans or arrangements or contracts, whether written or oral, providing for benefits for employees or past employees of the Company.

                7.17.4 The rate and nature of all compensation (including
                       wages, salaries, bonuses and benefits under the pension, profit sharing, deferred compensation and similar plans or programs) which has been paid or will be paid or payable by the Company to any of its executive employees or its directors or consultants.

                7.17.5 The name of each bank in which the Company has an
                       account or safety deposit box, together with the account numbers and the persons authorized to draw thereon or procure credit therefrom.

                7.17.6 A list of current officers and directors of the
                       Company.

         7.18 Licenses, Permits and Orders. The Company has all qualifications, registrations, filings, privileges, franchises, immunities, approvals, authorizations, consents, licenses, orders and other permits necessary to conduct its business, and is presently not in material violation of any thereof.

         7.19 Accounts, Notes and Other Receivables. All accounts, notes and other receivables of the Company, whether reflected in the Financial Statements or otherwise, arose out of bona fide transactions in the ordinary course and in a manner consistent with past credit practices and the reserves shown on the Financial Statements have been established in accordance with generally accepted accounting principles, consistently applied, and are considered by the Seller and Parent to be adequate.

         7.20 Inventories. The inventories of the Company consist of items of a quality and quantity usable and saleable in accordance with the normal pricing and marketing practices of the Company.

         7.21 Related Party Transactions. Section 7.21 of the Disclosure Schedule sets forth a description of services provided by Seller, Parent or their respective subsidiaries and affiliates to the Company and material (individually or in the aggregate) transactions between the Company and Seller, Parent or their respective subsidiaries or affiliates.
                Except as disclosed in Section 7.21 of the Disclosure Schedule, to the knowledge of Seller and Parent, no director, officer or executive employee of the Seller, the Company or Parent, (i) owns any shares of stock or other securities of, or has any other direct or indirect material interest in, any person, firm, corporation or entity (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent (1%) of the stock or securities of which are beneficially owned by any of such person) which has a material business relationship (as creditor, lessor, lessee, supplier, dealer, distributor, franchisee, customer or otherwise) with the Company, (ii) owns, or has any other direct or indirect interest in, any invention, process, know-how, formula, trade secret, patent, trademark, trade name, service mark, service name, copyright or other right, property or asset which is used in or which may be required in the ownership or operation by the Company of its properties and assets, or to otherwise carry on and conduct its businesses and affairs, or (iii) has any contractual relationship with the Company (other than as an employee of the Company).

         7.22 Litigation. Section 7.22 of the Disclosure Schedule contains a true, complete and correct list and caption of each pending lawsuit, administrative proceeding, arbitration, governmental inspection or investigation and material (individually or in the aggregate) workers' compensation claims to which the Company is a party or which involve or affect the operations or assets of the Company. Seller has given Purchaser copies of all material pleadings relating to such litigation. With respect to each such proceeding, Section 7.22 of the Disclosure Schedule discloses a brief description of each proceeding, the name of the counsel for each party, location of the proceeding and its current status. To the knowledge of Parent and Seller, there are no material (individually or in the aggregate) legal actions or governmental investigations threatened against the Company. Neither the Company, nor, to the knowledge of Parent and Seller, any of its officers, directors or key employees have been permanently or temporarily enjoined or barred by order, judgment or decree of any court or other tribunal or any agency or self-regulatory body from engaging in or continuing any conduct or practice in connection with the businesses engaged in by the Company. There is no continuing order, judgment or decree of any federal, state or local court, arbitrator or other tribunal or any governmental or administrative agency or self-regulatory body enjoining the Company from taking or requiring it to take any action of any kind or to which the Company or its respective businesses, properties or assets are subject or by which it is or may be bound. The Company is not in default under any order, writ, injunction or decree of any federal, state or local court.
                To the knowledge of Parent and Seller, there is no existing state of facts, circumstances or contemplated event that is reasonably likely to give rise to a material action, proceeding or investigation against the Company.

         7.23 Labor Relations. The Company is not a party to any collective bargaining agreement except as set forth in
                Section 7.23 of the Disclosure Schedule. There are no material controversies pending, or to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) between the Company and any of its employees. There are no unfair labor practices or age, sex, religion or national origin discrimination complaints pending or, to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) against the Company before any federal, state or local board, department, commission or agency. There are no existing or, to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) labor strikes, or material (individually or in the aggregate) disputes, grievances, controversies or other material labor troubles affecting the Company. There are no pending, or to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) representation questions respecting the employees of the Company and there are no arbitration proceedings arising out of or under any union contract pending or, to the knowledge of Parent and Seller, threatened.

         7.24 Employee Plans. For purposes of this Section 7.24, the term "Employee Plan" includes all pension, retirement, disability, medical, dental or other health insurance plans, life insurance or other death benefit plans, profit sharing, deferred compensation, stock option, bonus or other incentive plans, vacation benefit plans, severance plans or other employee benefit plans or arrangements, including, without limitation, any "pension plan" ("Pension Plan"), as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any "welfare plan", as defined in Section 3(1) of ERISA, whether or not any of the foregoing is funded, (a) to which the Company is a party or by which it is bound; or (b) with respect to which the Company has made any payments or contributions; or (c) to which the Company may otherwise have any liability.
                "Employee Plan" shall not include any government sponsored employee benefit arrangements. Except as reflected in
                Section 7.17 of the Disclosure Schedule:

                7.24.1 There are no Employee Plans relating to any past or present employees of the Company.

                7.24.2 The Company, each Employee Plan, and the administrator and fiduciaries of each Employee Plan have complied in all material respects with all applicable legal requirements governing each Employee Plan. No lawsuits or written complaints to, or by, any person or government entity have been filed and are pending with respect to any Employee Plan.

                7.24.3 To the knowledge of Parent and Seller, neither the
                       Company, any Employee Plan, nor any administrator or fiduciary of any Employee Plan has taken any action, or failed to take any action, that could subject it or him or her or any other person to any liability for any excise tax or for breach of fiduciary duty with respect to or in connection with any Employee Plan.

                7.24.4 To the knowledge of Parent and Seller, neither the
                       Company, any Employee Plan, any administrator or fiduciary of any Employee Plan nor any other person has any liability to any plan participant, beneficiary or other person under any provision of ERISA or any other applicable law by reason of any payment of benefits or other amounts or failure to pay benefits or any other amounts, or by reason of any credit or failure to give credit for any benefits or rights (such as, but not limited to, vesting rights) with respect to benefits under or in connection with any Employee Plan. The Company is not in arrears with respect to any contributions under any Employee Plan.

                7.24.5 Each funded Employee Plan that is a Pension Plan and is intended to be qualified is qualified under Section 401(a) of the Code and the trust or trusts maintained in connection with such Employee Plan is or are exempt from tax under Section 501(a) of the Code.

                7.24.6 The Company is not now, and has not been during the past 5-year period, a participating employer in a multi-employer plan (as defined in Section 3(37) of ERISA).

                7.24.7 None of the Pension Plans are a "defined benefit plan"
                       as defined in Section 3(35) of ERISA.

                7.24.8 None of the Pension Plans have incurred an
                       "accumulated funding deficiency", as defined in
                       Section 412 of the Code, whether waived or not.

                7.24.9 The assets of the Pension Plans do not include any
                       stock or security issued by the Company.

                7.24.10 The present value of all accrued benefits under each of the Pension Plans, subject to Title IV of ERISA, does not exceed the value of the assets of each such Plans, based upon actuarial assumptions set forth in Section 7.24 of the Disclosure Schedule.

                7.24.11 All accrued obligations of the Company whether arising by operation of law, by contract or by past custom or practice, for payments by it to trust or other funds or to any governmental or administrative agency, with respect to pension benefits, unemployment compensation benefits, social security benefits or any other benefits for employees of the Company have been paid or adequate accruals therefor have been made in the Financial Statements, and none of the foregoing has been rendered not due by reason of any extension, whether at the request of the Company or otherwise.

                7.24.12 All obligations of the Company whether arising by operation of law, by contract, by past custom or practice or otherwise, for salaries, vacation and holiday pay, bonuses and other forms of compensation which were payable to its officers, directors or other employees have been paid or adequate accruals therefor have been made in the Financial Statements.

                7.24.13 The Company is not a party to, or obligated to make severance payments to any officer, director or employee of any Company under any change of control agreement, golden parachutes, severance pay plans, or other similar agreements, whether written or oral.

                7.24.14 The Company has at all times complied with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

                7.24.15 Other than John T. Pool, no employee of the Company is a participant in the Universal Supplemental Executive Retirement Plan or the Universal Pension Plan Milwaukee Participating Group. Other than John T. Pool and Sam Lowman, no employee of the Company is a participant in the Universal Executive Income Deferral Plan/Universal Management Income Deferral Plan.

         7.25 Patents, Trademarks and Similar Rights. Section 7.25 of the Disclosure Schedule contains a true, complete and correct list of: (i) all issued patents and all pending applications for patent registrations which the Company owns ("Patents"),
                (ii) all agreements, contracts and commitments, whether written or oral, pursuant to which the Company is licensing from or to one or more third parties the right to use patents or pending applications for patents ("Licensed Patent Agreements"); (iii) all trademarks, service marks, and trade names, and all registrations and pending applications relating thereto, which the Company owns ("Trademarks"), (iv) all agreements, contracts and commitments, whether written or oral, pursuant to which the Company is licensing from or to one or more third parties the right to use any trademark, service mark or trade name ("Licensed Trademark Agreements"), and (v) all copyrights and all copyright registrations and applications relating thereto which the Company owns or is using or the use of which is necessary for the conduct of its business ("Copyrights").

                Except as set forth in Section 7.25 of the Disclosure Schedule, and except for such exceptions as will (individually or in the aggregate) have no material adverse effect on any Patent or Trademark or any intellectual property subject to any Licensed Patent Agreement or any Licensed Trademark Agreement (collectively, the "License Agreements") or on the operations of the Company:

                (i) The Company owns all right, title and interest in and to the Patents, Trademarks and Copyrights;

                (ii) All of the Patents, Trademarks and Copyrights are in full force and effect in accordance with their terms and, to the knowledge of Parent and Seller, are valid;

                (iii) None of the Trademarks or Patents and, to the knowledge of Parent and Seller, none of the intellectual property subject to any License Agreement is involved in, or is the subject of any pending or, to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) infringement, interference, opposition or similar action, suit or proceeding;

                (iv) To the knowledge of Seller and Parent, no impediment exists to the Company's exclusive ownership, use and validity of any of the Trademarks, Patents and Copyrights;

                (v) To the knowledge of the Seller and Parent, no other person, corporation, partnership, joint venture, organization, association or entity owns any interest in or uses in any way any of the Trademarks, Patents and Copyrights; and

                (vi) To the knowledge of the Seller and Parent, neither the ownership or operation by the Company of its properties or its business, nor the production, manufacture, marketing, sale or distribution by the Company of its products, nor the use of any product of the Company for the purposes for which sold, infringes upon or conflicts with any patent, trademark, trade name, service mark, copyright, privilege, franchise, immunity or right of any other person, firm, corporation or entity.

                The License Agreements are valid, binding and enforceable in accordance with their respective terms for the periods stated therein, and there is not under any of them any existing material defaults or been a material default or any event which with notice and/or lapse of time would constitute a material default on the part of the Company or, to the knowledge of Parent and Seller, on the part of any third party thereto.

                To the knowledge of Parent and Seller, other than Patents, Trademarks and intellectual property subject to the License Agreements, the Company does not use or utilize other issued patents, pending applications for patents, trademarks, service marks or trade names (including all registrations and pending applications relating thereto) and further, the Company is not involved, or the subject of, any pending or, to the knowledge of Parent and Seller, threatened (in a reasonably serious manner) infringement, interference, opposition or similar action, suit or proceeding with respect to such use or utilization.

         7.26 Compliance with Agreements. The Company is not in material default under any contract, agreement, lease, indenture, loan agreement or other instrument or agreement to which it is a party or by which the Company or any of its assets is bound, and to the knowledge of Parent and Seller, no other party is in material default under any such agreements.

         7.27 Compliance with Laws. The Company has owned and operated, and currently owns and operates, its business, properties and assets in substantial compliance with all applicable federal, foreign, state and local laws, ordinances, rules and regulations. The Company has not received any notice of a material violation that is now pending and unresolved of any such applicable law, ordinance, regulation, order or requirement relating to its operations or properties.

         7.28 Environmental Matters. For purposes of this Agreement, "Hazardous Substances" shall have the same meaning as the term "Hazardous Substance" in 42 U.S.C. 9601(14) as now in effect and the term "Pollutants or Contaminants" shall have the same meanings as the term "Pollutant or Contaminant" in 42 U.S.C. 9601(33) as now in effect. In addition, "Hazardous Substances" and "Pollutants or Contaminants" shall include any hazardous substances or pollutants and contaminants or other dangerous, toxic, or hazardous substances, materials, or wastes as defined in or governed by any other applicable federal, state or local statute, law, regulation or other requirement relating to any Hazardous Substances, Pollutants or Contaminants, or to human health and safety of the environment in each case as now in effect. The terms Hazardous Substances and Pollutants and Contaminants shall include, without being limited to, urea-formaldehyde, polychlorinated biphenyls, asbestos-containing materials, nuclear fuel or waste, petroleum products (to the extent regulated by any of the legal or regulatory sources referenced above), and any other waste, material, substance, pollutant or contaminant which might subject the Company to any claims, demands, damages, costs, expenses or other liabilities under any applicable federal, state, or local statute, law, regulation or other requirement, in each case as now in effect.

                No person, entity, or governmental agency has asserted against the Company any written requests for damages, costs, or expenses, demands, causes of action, or claims, however defined, arising out of or due to the emission, disposal, discharge or other release or threatened release of any Hazardous Substances or Pollutants or Contaminants in connection with or related to any of the Company's past or present facilities, properties or assets, owned, leased or otherwise (collectively, the "Company's Assets"), or arising out of or due to any injury to human health or the environment by reason of the current condition or operation of the Company's Assets, or past conditions and operations or activities on the Company's Assets. There is no environmental condition, situation, or incident on, at or concerning the Company's Assets that could give rise to any material (individually or in the aggregate) action or liability under any law, rule, ordinance, or common law theory and the Company has no material (individually or in the aggregate) liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Sections 9601, et. seq.) ("CERCLA"), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901, et. seq.) ("TSCA") or under any other applicable statute, including state law, in connection with such an environmental situation or incident.

                There has not been, and is not now occurring, any release (as that term is defined in 42 U.S.C. 9601(22)), or threatened release, emission, disposal, discharge at or from the Company's Assets of any Hazardous Substances or Pollutants or Contaminants, except in compliance in all material respects with all applicable federal, state and local laws and requirements. No part of the Company's Assets has been used as a landfill, dump, or other disposal area for Hazardous Substances, Pollutants or Contaminants and the Company has not caused or permitted the Company's Assets to be used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer or process Hazardous Substances or Pollutants or Contaminants, or other solid wastes, except in compliance in all material respects with all applicable federal, state, and local laws and regulations or requirements. Except as disclosed in Section 7.28 of the Disclosure Schedule, no underground storage tanks or underground pipelines (whether or not currently in use) are located at the Company's Assets. Except as set forth in
                Section 7.28 of the Disclosure Schedule, there have been no investigations, inspections, or inquiries of any kind with respect to the Company's Assets by any governmental authority which in any way pertain to Hazardous Substances or Pollutants or Contaminants or the violation or potential violation of any statutes, laws, regulations or other requirements relating to the environment or human health or safety (other than routine OSHA or similar inspections).

                There are no state or federal liens encumbering the Company's Assets resulting from any clean up or response actions related to Hazardous Substances or Pollutants or Contaminants at the Company's Assets or from the Company's Assets by state or federal authorities.

                To the knowledge of Parent and Seller, the Company's Assets are not identified on the current or proposed National Priorities List under 40 CFR 300, Appendix B, the
                Comprehensive Environmental Response Compensation and Liability Inventory Systems (CERCLIS), or to the knowledge of Parent and Seller, any list arising under similar state laws.

                The Company has complied in all material respects with the provisions of any legal requirement relating to public or community right-to-know or notification, including the provisions of Sections 102 and 103 of CERCLA (42 U.S.C. 9602 and 9603), Section 133 of the Clean Water Act
                (33 U.S.C. 1321), and the Emergency Planning and Community Right-to-Know Act of 1986.

                Seller and Parent have no knowledge of impending changes or events that will require capital expenditures (other than those described in the capital requests listed in Section
                7.14 of the Disclosure Schedule) in order for the Company to continue to comply with environmental legal requirements or to obtain and maintain in effect the governmental authorizations or licenses necessary for the operation of the Company's Assets.

         7.29 All Assets. Except as set forth in Section 7.29 of the Disclosure Schedule, there are no assets owned or used by the Company in the conduct of its business other than (i) those assets owned by the Company, and (ii) those assets leased or licensed to the Company.

         7.30 Brokers and Finders. Neither Parent, Seller nor the Company has employed any investment banker, broker or finder, or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except for Goldman, Sachs & Co., the fees and expenses of whom shall be borne by Parent.

         7.31 Disclosure and Reliance. To the knowledge of Parent and Seller, none of the information, documents, certificates or instruments furnished or to be furnished by Parent, Seller or the Company or any of their respective representatives to Purchaser or any of its representatives in connection with this Agreement or otherwise in connection with the transactions contemplated thereby are false or misleading in any material respect or contain any misstatement of fact or omit to state any facts required to be stated to make the statements therein not misleading in light of the circumstances in which made. The representations and warranties made herein are made by Parent and Seller with the expectation that Purchaser is placing reliance thereon.

         8. Representations and Warranties of Purchaser. Purchaser represents and warrants to and with Seller as follows:

         8.1 Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has the corporate power to carry on its business as it is now being conducted.

         8.2 Corporate Authorization; Binding Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement constitutes the valid and legally binding agreement of Purchaser, enforceable in accordance with its terms, and, when executed and delivered, each Ancillary Agreement will be the valid and legally binding agreement of Purchaser, each enforceable in accordance with its respective terms.

         8.3 No Government Authorization Required. Except for compliance with the HSR Act, no consent, authorization or approval of, or exemption by, or filings with, any governmental, public or self-regulatory body or authority is required in connection with the execution, delivery and performance by Purchaser of this Agreement or the Ancillary Agreements.

         8.4 Effect of Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (a) violate in any material respects any provision of law, statute, rule or regulation to which Purchaser is subject; (b) violate any judgment, order, writ or decree of any court applicable to Purchaser; or (c) result in the material breach of, or material conflict with, any term, covenant, condition or provision of, result in the modification or termination of, constitute a material default under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of Purchaser pursuant to any corporate charter, by-law, commitment, contract, note, bond, lease or other agreement or instrument to which Purchaser is a party or by which Purchaser is or may be bound or affected or from which Purchaser derives substantial benefits.

         8.5 Brokers and Finders. Purchaser has not employed any investment banker, broker or finder, or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

         8.6 Acquisition for Investment. Purchaser is acquiring the shares of Company Stock for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such shares of Company Stock.

         9.     Covenants of Parent and Seller.

         9.1 Conduct of Business. During the period from the date hereof to the Closing Date, Seller and Parent covenant that they shall cause the Company to conduct and operate its business in the usual and ordinary course and that the Company shall not, without the prior written consent of Purchaser:

                9.1.1 Except as required by any union contract or written employment agreement disclosed in the Disclosure Schedule, (a) increase or change the compensation of any key or executive employee except for normal increases and changes in the ordinary course of business consistent with prior practice; (b) pay or agree to pay a pension, severance benefit, retirement allowance or other employee benefit to any employees not required by any existing plan, agreement or arrangement to any such person, other than any profit sharing or retirement contributions paid by Parent;
                       (c) commit itself to pay additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement or employee agreement with or for the benefit of any past or present employees of the Company; or (d) modify any agreement providing for employee benefits for employees of the Company except as required by law;

                9.1.2 Permit any current insurance policies to be cancelled or terminated or any of the coverage thereunder to lapse unless such policies are replaced with comparable coverage at similar costs;

                9.1.3 Enter into any material (individually or in the aggregate) transaction other than in the ordinary course of business, or execute any agreement the terms of which would be violated by the consummation of the transactions contemplated by this Agreement;

                9.1.4 Agree to become subject to any material liability or obligation (absolute or contingent), except liabilities or obligations incurred in the ordinary course of business consistent with past practices;

                9.1.5 Enter into or terminate any material lease of real or personal property;

                9.1.6 Sell, abandon or otherwise dispose of, or pledge, mortgage or otherwise encumber, any of the assets of the Company (including, without limitation, machinery, equipment, parts and supplies) other than in the ordinary course of business, or make any commitment relating to any such assets or property other than in the ordinary course of business, or cancel or waive any claim or right of substantial value (other than the compromise of accounts receivable in the ordinary course of business);

                9.1.7 Amend any charter documents or by-laws or take any action with respect to any such amendment;

                9.1.8  Enter into any collective bargaining agreement;

                9.1.9 Declare or make any payment or distribution to any shareholder, or purchase, redeem or otherwise acquire, any shares of Company Stock;

                9.1.10 Except for the capital expenditures described in
                       Section 9.1.10 of the Disclosure Schedule, make any capital expenditures, capital additions, or capital improvements which involve an amount in excess of $100,000 or $500,000 in the aggregate;

                9.1.11 Merge or consolidate with any other corporation or
                       acquire or agree to acquire any stock or substantially all of the assets of any other person, firm, association, corporation or other business organization; or

                9.1.12 Change to or use any invalid or materially
                       inconsistent tax accounting method, practice or election in respect to any period beginning prior to the Closing Date, except as required by generally accepted accounting principles.

                Notwithstanding the foregoing, prior to Closing, (i) the Company shall execute and deliver to Parent an assignment, in form and substance satisfactory to Parent and Purchaser, of all right, title and interest of the Company in and to the trademarks, patents, trade secrets, know-how and other intellectual property identified in Exhibit 9.1 hereto, and
                (ii) Parent shall execute and deliver to the Company an assignment, in form and substance satisfactory to Parent and Purchaser, of all right, title and interest of Parent (or any of its other subsidiaries) in and to any trademarks, patents, trade secrets, know-how or other intellectual property owned by Parent (or such subsidiaries) and used by the Company, other than the trademarks, patents and other intellectual property identified in Exhibit 9.1.

         9.2 Advise of Changes. Seller and Parent shall, from the date hereof until the Closing Date, give prompt notice to Purchaser in writing with respect to any of the following of which Parent or Seller has knowledge (i) any material changes or supplements required in the Disclosure Schedule in order to make the statements contained herein true and correct at the Closing Date; (ii) the receipt by the Company, Parent or Seller of any notice of, or other communication relating to, a default or an event of default or an event which with the lapse of time could become a default under any instrument or agreement relating to the Company or to which the Company is a party or by which the Company is bound; (iii) the receipt by the Company, Parent or Seller of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; and (iv) any matter or event which, if it had occurred as of the date hereof, would constitute a material breach of the representations and warranties of the Seller or Parent contained in this Agreement.

         9.3 Preservation of Business. Seller and Parent covenant that, from the date hereof through the Closing Date, they shall cause the Company to use all reasonable efforts to preserve intact the business organization of the Company, to keep available the services of its and their present officers and key employees, and to preserve the good will of those having business relationships with it; provided, however, that Parent shall retain John T. Pool and shall be responsible for all compensation and other benefits payable (whether now or in the future) to John T. Pool;

         9.4 Standstill. None of Parent, the Company, Seller nor any of their respective agents, employees or representatives shall
                (i) solicit or otherwise entertain, directly or indirectly, any offer, bid, proposal or inquiry to acquire any of the outstanding capital stock of the Company or any material (individually or in the aggregate) assets of the Company,
                (ii) furnish to any other person or entity any information, materials or other data concerning the Company or any of its assets or operations for the purpose of evaluating or investigating any such acquisition, or (iii) furnish to any other person or entity any proprietary information concerning the transactions contemplated by this Agreement except as may be necessary or desirable to consummate such transactions. Seller and/or Parent will promptly advise Purchaser of any such offer, bid, proposal or inquiry (or requests for information) and the substance thereof.

         9.5 Information and Access. Parent and Seller shall cause the Company to give Purchaser and its counsel, accountants and other representatives access during normal business hours to all properties, books, contracts, documents and records with respect to the affairs of the Company as Purchaser may reasonably request at such times and in such manner as will not disrupt or interfere with the conduct of the Company. All such information shall be held confidential by Purchaser pursuant to the terms of that certain confidentiality agreement dated June 3, 1993 between Seller and Purchaser (the "Confidentiality Agreement"). Notwithstanding the foregoing, such access shall be coordinated through Richard
                F. Hobbs, Vice President and Corporate Controller of Parent.

         9.6 Intercompany Accounts. Prior to Closing, Parent shall cause the Company to repay all amounts owed to Parent, Seller or other subsidiaries and affiliates of Parent, and Parent shall pay, or cause to be paid, all amounts owed to the Company by Parent, Seller or any other subsidiary or affiliates of Parent.

         10.    Covenants of Purchaser.

         10.1 Notice of Breach. During the period from the date of this Agreement to the Closing, Purchaser will give prompt notice to Seller of the occurrence of any event which, if it had occurred prior to the date hereof, would have constituted a material breach of the representations of Purchaser contained in this Agreement.

         10.2 Confidentiality. Purchaser will comply with the terms and conditions of the Confidentiality Agreement, which terms and conditions are hereby incorporated herein by reference.

         10.3 Preservation of Records. Following the Closing, Purchaser shall cause the Company to preserve and maintain any and all corporate records of the Company existing on the Closing Date and in the Company's possession at Closing for a minimum period of five years following the Closing Date, and shall at the reasonable request of Parent, grant Parent access to such records, including the right to copy such records, at Parent's expense, at any time for any reasonable purpose during reasonable business hours. As to any such records that Parent shall, by written notice delivered prior to the expiration of such five-year period, request Purchaser to preserve and maintain for an additional reasonable period,
                (i) Purchaser shall maintain such records for such period or
                (ii) prior to destroying any such records, Purchaser shall notify Parent to determine whether Parent wishes to have such records returned to it. Notwithstanding the foregoing, during such 5-year period, the Company may destroy any of such records if, at least 30 days prior to such destruction, either the Company or Purchaser gives written notice to Parent describing the records to be destroyed. If such notice is given, Parent may, during such 30-day period, at Parent's expense, obtain from the Company the files to be destroyed.

         10.4 Corporate Names and Marks. As soon as practicable following the Closing, Purchaser shall, and shall cause the Company to, take any and all action necessary to eliminate any reference to and not employ the name "Universal," provided, however, the Company shall be permitted to use all existing packaging and advertising material.

         10.5 Investment. Purchaser shall not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of any of the shares of Company Stock without registration under the Securities Act of 1933, as amended, and applicable state law counterparts, except pursuant to a valid exemption from such registration.

         11.    Joint Covenants; Other Matters.

         11.1 General. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and to make effective the transactions contemplated by this Agreement. In the event of an injunction or other legal bar that prevents the Closing by reason of the operation of Sections 12.5 and 13.4, the parties hereto shall use reasonable efforts to cause such injunction or other legal bar to be lifted as soon as reasonably practicable and, in such case, to proceed with the Closing as expeditiously as possible. Parent shall take or cause Seller to take all actions required to be taken by Seller pursuant to this Agreement.

         11.2   Consents.

                11.2.1 Without limiting the generality of Section 11.1, each of the parties hereto will use reasonable efforts to obtain all permits, authorizations, consents and approvals of all persons and governmental authorities necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that no party shall be required to agree to any material modification in the terms of any instrument under which a consent is sought or to deliver consideration to a third party to receive any permit, authorization, consent or approval (other than filing and other fees imposed by governmental authorities).

                11.2.2 As soon as practicable after the date hereof (and in any event not later than the fifth business day after the date hereof), Parent and Purchaser will file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the HSR Act all requisite documents and notifications in connection with the transactions contemplated by this Agreement. Parent will make or cause to be made all such other filings and submissions under laws and regulations applicable to Parent, if any, as may be required of Parent for the consummation of the transactions contemplated by this Agreement. Purchaser will make or cause to be made all such other filings and submissions under laws and regulations applicable to Purchaser, if any, as may be required of Purchaser for the consummation of the transactions contemplated by this Agreement. Parent and Purchaser will coordinate and cooperate with one another in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with all of the foregoing.

         11.3 Certain Notifications. Each party shall promptly notify the other in writing of the occurrence of any event that will or could reasonably be expected to result in the failure to satisfy any of the conditions specified in Section 12 or
                Section 13.

         11.4   Certain Employee Matters.

                11.4.1 Neither Purchaser nor the Company shall assume or be responsible for any Employee Plan sponsored by Parent or Seller. As of the Closing Date, the interests of employees of the Company in the Employee Plans sponsored by Parent or Seller which are Pension Plans shall be 100% vested and shall be fully nonforfeitable.

                11.4.2 Parent and Seller shall be liable and responsible for, and shall indemnify and hold the Company and Purchaser harmless from, continuation coverage, as described in
                       Section 4980B of the Internal Revenue Code, with respect to employees and former employees of the Company resulting from qualifying events occurring on or before the Closing Date. The liability and responsibility for such continuation coverage with respect to those employees of the Company actively employed as of the Closing Date resulting from qualifying events after the Closing Date shall be solely that of the Company.

                11.4.3 The parties specifically agree to the following:

                       (i)    Parent and Seller shall be liable and
                              responsible for, and shall indemnify and hold the Company and Purchaser harmless from, all claims and benefit payments under all Welfare Plans for expenses incurred before the Closing Date.

                       (ii)   Seller and Parent shall be liable and
                              responsible for continuation of existing medical and dental benefits for employees and former employees of the Company who cease employment with the Company before the Closing Date and their dependents and spouses.

                       (iii)  Seller and Parent shall be liable and
                              responsible for continuation of existing disability payments and employee benefits for employees and former employees of the Company who become disabled before the Closing during the period of disability.

                       (iv)   Seller and Parent shall be liable and
                              responsible for all severance and separation payments and benefits for employees and former employees of the Company who cease employment with the Company before the Closing.

                       (v)    Seller and Parent shall be liable and
                              responsible for medical benefits for employees of the Company who are not actively employed by the Company on the Closing Date until such employee returns to active employment with the Company. Seller and Parent shall be liable and responsible for medical benefits for dependents and spouses of employees of the Company who are hospitalized on the Closing Date until the hospitalization ends.

                11.4.4 Immediately following Closing, Purchaser will place employees of the Company as of the Closing Date under Lamb-Weston, Inc. benefit and welfare plans under which other comparable Lamb-Weston, Inc. employees participate. Such employees will be given credit for periods of service with Seller, Parent and/or the Company for purposes of eligibility and vesting under welfare, 401(k) and retirement plans. Subject to 11.4.3(iv) above, such employees who were eligible for Company medical benefits on or before the Closing Date will not be subject to pre-existing conditions limitations.

                11.4.5 The Closing Balance Sheet shall not reflect an accrual for vacation pay for accrued, but not taken, vacation of employees of the Company, and Parent shall pay Company employees for all accrued vacation as the Closing Date. The Purchaser shall cause the Company to provide unpaid days off after the Closing to Company employees in accordance with the normal vacation cycle for these employees.

                11.4.6 For purposes hereof, active employment shall include those employees who are physically present for work, those employees who are eligible for work but are not scheduled to work as of the applicable time, and those employees who are on vacation, holiday, jury duty or similar limited duration time off. Employees are not actively employed during a sick leave, disability leave, or other personal leave of absence. Employees who are not actively employed by the Company on the Closing Date shall be offered reinstatement to active employment by the Company immediately upon the conclusion of such leave. As of the end of such leave, the welfare benefits for such employees shall cease to be the obligation of Seller and Parent and shall become the obligation of Purchaser and the Company regardless of the commencement of active work.

         11.5   Insurance Claims; Pending Litigation.

                11.5.1 From and after Closing, Parent shall pay and be
                       responsible for all, and shall indemnify Purchaser and the Company from and against, all Losses (as defined in Section 15.1) (including workers compensation matters) resulting from occurrences prior to Closing that are subject to coverage under Parent's or Seller's existing insurance program, policies or agreements, including all Losses falling within deductible or self insurance retainage. Without limiting the foregoing, from and after Closing, the Company shall be entitled to submit claims to Parent or Seller with respect to which insurance coverage may exist under insurance policies maintained by Parent or Seller applicable to the Company prior to the Closing, which claims Parent or Seller shall forward to its insurance carriers and administer on behalf of the Company. Purchaser shall ensure that the Company does not submit claims directly to any such insurance carrier.

                11.5.2 From and after Closing, Parent shall pay and be
                       responsible for, and shall indemnify Purchaser and the Company from and against, any Losses (as defined in Section 15.1) relating to, or resulting from, any pending litigation, administrative proceeding, arbitration or labor grievance pending against the Company, Parent or Seller as of the Closing Date.

         12. Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated herein is subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions:

         12.1 Accuracy of Representations and Warranties. The representations and warranties of Seller and Parent contained in this Agreement shall have been true in all material respects when made and, in addition, shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         12.2 Performance of Agreements. Seller and Parent shall have performed all obligations and agreements and complied, in all material respects, with all covenants and conditions contained in this Agreement to be performed and complied with by them on or prior to the Closing Date.

         12.3 Certificate. At the Closing, Seller and Parent shall have delivered to Purchaser an officer's certificate, dated the Closing Date, with respect to the matters set forth in Sections 12.1 and 12.2.

         12.4 Absence of Injunction. There shall be pending no temporary or permanent injunction or order from any court or government body or authority prohibiting, restraining or making unlawful the consummation of the transactions contemplated by this Agreement or materially limiting the ability of the Company to operate its business or materially limiting the ability of Purchaser to effectively exercise full rights of ownership of the Company.

         12.6 HSR Act. All applicable waiting periods specified in the HSR Act shall have expired.

         13. Conditions Precedent to Obligations of Parent and Seller. The obligation of Parent and Seller to consummate the transactions contemplated herein is subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions:

         13.1 Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall have been true in all material respects when made and, in addition, shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         13.2 Performance of Agreements. Purchaser shall have performed all obligations and agreements, and shall have complied with all covenants contained in this Agreement to be performed and complied with by it at or prior to the Closing Date.

         13.3 Certificate. At the Closing, Purchaser shall have delivered to Parent and Seller an officer's certificate, dated the Closing Date, stating that Purchaser has fulfilled the obligations set forth in Sections 13.1 and 13.2.

         13.4 Absence of Injunction. There shall be pending no temporary or permanent injunction or order from any court or government body or authority prohibiting, restraining or making unlawful the consummation of the transactions contemplated by this Agreement.

         13.5 HSR Act. All applicable waiting periods specified in the HSR Act shall have expired.

         14.    Termination.

         14.1 Events of Termination. The transactions contemplated by this Agreement may be terminated on or before the Closing Date as follows:

                14.1.1 Mutual Agreement.  By mutual written agreement of
                       Parent and Purchaser.

                14.1.2 Court Order.  By Purchaser or Parent if any court of competent jurisdiction shall have issued an order, decree or ruling restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order shall have become final and nonappealable.

                14.1.3 Parent and Seller Breach.  By Purchaser, if there has been a material breach by Parent or Seller of a material agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of Purchaser impossible, and such breach has not been waived by Purchaser.

                14.1.4 Purchaser's Breach.  By Parent, if there has been a material breach by Purchaser of a material agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of Seller impossible, and such breach has not been waived by Parent.

                14.1.5 Failure to Close.  After August 31, 1994, by either the Purchaser or Parent if the Closing has not occurred for any reason other than a breach of this Agreement by the terminating party.

         14.2 Procedure and Effect of Termination. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby by any or all of the parties hereto pursuant to Section 14.1, the terminating party or parties shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein, then (a) no party hereto nor any of its directors, officers or affiliates shall have any liability or further obligation to the other party or any of its directors, officers or affiliates pursuant to this Agreement except as stated in this Section 14.2 and in
                Section 14.3 and in the Confidentiality Agreement, each of which shall survive such termination, and except that nothing herein shall relieve any party from liability for any breach of this Agreement; and (b) all filings, applications and other submissions made pursuant to Sections 11.1 and 11.2 shall, to the extent practicable, be withdrawn from the agency or other person to which made.

         14.3 Inducement. As a condition and inducement to Purchaser's willingness to enter into and perform this Agreement, if (a) this Agreement is terminated, (b) at the time of such termination, Purchaser is not in material breach of this Agreement, and (c) within twelve months following the date of such termination either, (i) Parent and/or Seller enter into an agreement to sell all or any part of the Company Stock or the Idaho Facility or the Washington Facility, or (ii) a "Change of Control" occurs, and (d) in the event an agreement described in clause (i) above is entered into, such sale is consummated, then one business day after the event described in (i) or (d) above, Parent shall pay to Purchaser the greater of (i) $2,000,000, or (ii) an amount equal to 50% of the amount by which the consideration for the Company Stock or the Facilities (or allocable thereto) exceeds $217,000,000. Such amount shall be payable in immediately available funds within five (5) business days following the occurrence of the event giving rise to such payment. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if (i) any person, entity or group (as such terms are used in the Securities Exchange Act of 1934, as amended) acquires the beneficial ownership of 50% or more of the outstanding shares of stock of Parent, or (ii) a merger, consolidation or other similar business combination is consummated by Parent in which the common stock of Parent is changed or exchanged or if Parent sells assets constituting 50% or more of the market value or earning power of Parent on a consolidated basis (it being understood that stock of subsidiaries constitute assets of Parent for purposes of this Section).

         15.    Indemnification.

         15.1 Indemnification of Purchaser and the Company by the Seller and Parent. Subject to the terms, conditions, and limitations set forth in this Section 15, Seller and Parent shall and hereby agree to, jointly and severally, defend, indemnify and hold Purchaser and the Company ("Purchaser Parties") harmless against and in respect of any and all claims, demands, losses, costs, expenses, damages or other liability (collectively, "Losses") relating to or arising by reason of:

                15.1.1 Any breach or default by Seller or Parent under this
                       Agreement or any misrepresentation, breach of warranty or nonfulfillment of any agreement on the part of Seller or Parent under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Purchaser hereunder.

                15.1.2 Any debts, liabilities, expenses and obligations of the Company, (and any predecessors thereof) of any nature, whether accrued, absolute, contingent, or known or unknown, existing or arising on or resulting from events which occurred or failed to occur on or before the Closing Date (except to the extent reflected as a liability in the Closing Balance Sheet).

                15.1.3 Any liability, fines, cleanup obligation, expenses, damages, debts or third party claims resulting from the use, disposal, storage or release by the Company of any Hazardous Substances, Pollutants or Contaminants on or prior to the Closing Date.

         15.2 Indemnification of Parent and Seller by Purchaser. Purchaser shall and hereby agrees to defend, indemnify and hold Parent and Seller harmless against and in respect of any and all Losses relating to or arising by reason of any breach or default by Purchaser under this Agreement and any misrepresentations, breach of warranty or nonfulfillment of any agreement on the part of Purchaser under this Agreement, or from any misrepresentation in or omission from any certificate furnished or to be furnished to Parent and Seller hereunder.

         15.3 Notice of Claims. Purchaser agrees to give Parent notice (and Parent and/or Seller agrees to give Purchaser notice) of any and all claims for which indemnification is or may be sought under this Section 15. Such notice shall be given within a reasonable time after receipt of written notice of such claim by the party seeking indemnity. Failure to give such notice shall not abrogate or diminish the indemnifying party's obligation under this Section 15 if the indemnified party has or receives knowledge of the existence of any such claim by any other means or if such failure does not materially prejudice the indemnifying party's ability to defend such claim.

         15.4 Defense of Claim. The obligations and liabilities of any party to indemnify any other party under this Section 15 with respect to any suit, action, claim, liability, obligation or other matter brought or asserted by any third party (a "Third Party Claim") shall be subject to the following terms and conditions:

                15.4.1 After the party or parties seeking to be indemnified
                       (whether one or more, the "Indemnified Party") give the party or parties from whom indemnification is sought (the "Indemnifying Party") written notice of the Third Party Claim, the Indemnifying Party shall have the right to select legal counsel to represent the Indemnified Party and, notwithstanding any other provision herein to the contrary, at the sole cost and expense of the Indemnifying Party, to otherwise control the defense of the Third Party Claim. If the Indemnifying Party elects to control such Third Party Claim, the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense. So long as the Indemnifying Party is defending in good faith any Third Party Claim, the Indemnified Party shall not settle such Third Party Claim. If the Indemnifying Party shall, within a reasonable time after notice, fail to defend, the Indemnified Party shall have the right, but not the obligation, to undertake the defense of and to compromise or settle such Third Party Claim on behalf, for the account, and at the risk of the Indemnifying Party. If the Third Party Claim is one that cannot by its nature be defended solely by the Indemnifying Party, then the Indemnified Party shall make available all information and assistance as the Indemnifying Party may reasonably request.

                15.4.2 Notwithstanding the foregoing provisions of this
                       Section 15, should the subject matter of any Third Party Claim include a claim against the Indemnified Party seeking permanent injunctive relief, the Indemnified Party shall have the right to take exclusive control of the defense of the entire proceeding.

         15.5 Costs Included. The term "Losses" shall extend to and include the actual attorneys' fees, accountants' fees, costs of litigation and other reasonable expenses incurred by an Indemnified Party in the defense of any claim asserted against an Indemnified Party and any amounts paid in settlement or compromise of any claims asserted against such Indemnified Party to the extent that the claim asserted would have been subject to the indemnification provisions of this
                Section 15.

         15.6   Limitations.  The indemnification provided for in Section
                15.1 is subject to the following limitations:

                15.6.1 Parent and Seller will be liable to the Purchaser
                       Parties with respect to any Losses only if Parent receives written notice thereof within 18 months after the Closing, except that the foregoing limitation shall not apply to (i) the representations, warranties, covenants and agreements of Parent and/or Seller under Section 16 or Section 7.13 relating to Taxes or (ii) Seller's or Parent's obligations under the provisions of Sections 4.4.2, 9.3 (to the extent related to John T. Pool), 11.4, 11.5.

                15.6.2 Parent and Seller shall not be obligated to pay and the Purchaser Parties shall not be entitled to recover amounts from Parent and/or Seller under Section 15.1 unless the aggregate amount of all Losses of the Purchaser Parties exceeds $2,000,000 , and if the aggregate amount of all such Losses of the Purchaser Parties exceeds $2,000,000 then Parent and Seller shall be obligated to pay and the Purchaser Parties shall be entitled to recover amounts only to the extent the aggregate of all Losses exceed $2,000,000, except that the foregoing limitations shall not apply to Seller's or Parent's obligations pursuant to Sections 4.4.2, 6.4, 7.13, 9.3 (to the extent related to John T. Pool), 9.6, 11.4, 11.5, 14.3 or 16.

                15.6.3 Parent and Seller shall not be liable for any Losses the Purchaser Parties may suffer, sustain or become subject to the extent that such Losses exceed the then remaining Earnout Consideration except that the foregoing limitations shall not apply to Seller's or Parents obligations under Sections 4.4.2, 6.4, 7.13,
                       9.3 (to the extent related to John T. Pool), 11.4, 11.5, 14.3 or 16.

                15.6.4 Losses of the Purchaser Parties shall be adjusted to give credit to Parent and Seller for any amounts received by the Purchaser Parties with respect to the matter for which the Purchaser Parties are being indemnified under insurance policies of the Company that existed prior to Closing, that reduce Losses that would otherwise be sustained.

         15.7 Setoff. The Purchaser Parties shall have the right to recoup or setoff all or any portion of any Losses the Purchaser Parties suffer, sustain or become subject to against any amounts due to Parent or Seller under this Agreement. In the event the Purchaser Parties exercise such right of setoff and it is later finally determined by a court of competent jurisdiction that neither Seller nor Parent owed the setoff amount to the Purchaser Parties, the Purchaser shall pay such setoff amount to Seller plus interest thereon from the date of setoff to the date of payment at 6% per annum.

         16.    Tax Matters.

         16.1   Section 338(h)(10) Election.   Parent and Seller agree that
                each will cause the affiliated group of which the Company is a member to make an election or join in making an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended ("Code"), to treat the sale of the Company Common Stock as a sale of all of the assets of the Company as provided by such Code Section for federal Income Tax purposes and an election under the statutes of such states as permit an equivalent election to treat the sale of the Company Common Stock as a sale of all of its assets as provided by such states' applicable laws for state Income Tax purposes. The parties agree that the Base Consideration and the Earnout Consideration shall be allocated to the assets of the Company in accordance with Exhibit 16.1 hereto. Each party covenants to report gain or loss or cost basis, as the case may be, in a manner consistent with Exhibit 16.1 for federal and state Income Tax purposes. The parties shall exchange mutually acceptable IRS Forms 8594 reflecting such allocations which shall be filed with the IRS and any applicable state or local Tax authorities. Parent and Seller shall, jointly and severally, pay all Taxes incurred in connection with the Code
                Section 338(h)(10) election (or its state equivalent) described in Section 16.1.

         16.2   Returns.

                16.2.1 Income Tax Returns.  Purchaser shall cause the Company and its Subsidiaries to consent to join, for all Tax periods of Company and the Subsidiaries ending on or before the Closing Date for which the Company and the Subsidiaries are eligible to do so, in any consolidated or combined federal, state, local or foreign Income Tax returns which Seller shall request the Company and the Subsidiaries to join. Parent and Seller shall cause to be prepared and timely filed all such consolidated or combined federal, state, local or foreign Income Tax returns as well as any separate federal, state, local or foreign Income Tax returns for the Company or the Subsidiaries for all Tax periods of the Company and the Subsidiaries ending on or before or including the Closing Date. For state Income Tax purposes, the parties acknowledge and agree that all state Income Tax returns shall be filed on the basis that the applicable state equivalent of the
                       Section 338(h)(10) election terminates the Tax period of the Company and the Subsidiaries as of the close of the Closing Date to the extent required or permitted under applicable state law. Purchaser agrees to cooperate with Parent, Seller and their affiliates in the preparation of the portions of such returns pertaining to the Company and the Subsidiaries.
                       Seller shall be entitled to utilize the services of Company personnel who would have been responsible for preparing the consolidated, combined or separate Income Tax returns as they relate to the Company and the Subsidiaries, to the extent reasonably necessary in preparing said returns on a timely basis.
                       Purchaser shall also provide Seller with adequate space at the Company's offices and full access to applicable records to enable Seller to prepare said returns. The provisions of (i) the services of Company personnel, (ii) space at the Company's offices, and (iii) access to applicable records, shall be at no charge to the extent such items are merely incidental and not extraordinary. Except to the extent accrued as a current Income Tax liability on the Closing Balance Sheet, Parent and Seller shall, jointly and severally, pay on a timely basis all Income Taxes, to which such returns relate for all periods or matters covered by such returns; provided, that Purchaser shall pay or cause the Company to pay on a timely basis (i) the portion of such Income Taxes which has been accrued as a current Income Tax liability on the Closing Balance Sheet and (ii) all Income Taxes, if any, attributable to the portion of any period occurring after the Closing Date. Seller shall make available to Purchaser copies of the portions of such returns relating to the Company or the Subsidiaries. Purchaser shall prepare and file all required federal, state, local and foreign Income Tax returns of the Company relating to Tax periods beginning after the Closing Date. Purchaser shall cause Company and the Subsidiaries to pay all Income Taxes to which such returns relate for all periods covered by such returns.

                16.2.2 Non-Income Tax Returns.  The Parent and Seller shall cause to be prepared and timely filed in an accurate manner all non-Income Tax Returns for all Tax periods ending on or before the Closing Date. The Purchaser shall cause the Company to prepare and timely file in an accurate manner all non-Income Tax Returns for all Tax periods ending after the Closing Date. The parties and their employees, agents and representatives shall cooperate with each other with respect to the preparation and filing of such Tax returns, including without limitation, reasonable access to information, personnel, a reasonable opportunity to review drafts of any such Tax Return at least twenty (20) days prior to filing, and/or designation of a party or its agent as an attorney-in-fact for another party under an appropriate power of attorney. Such cooperation shall be provided at no charge to the extent it is merely incidental and not extraordinary in nature. Except to the extent accrued as a current non-Income Tax liability on the Closing Balance Sheet, Parent and Seller shall, jointly and severally, pay on a timely basis all non-Income Taxes to which such returns relate for all periods or matters covered by such returns; provided, that Purchaser shall pay or cause the Company to pay on a timely basis (i) the portion of such non-Income Taxes which has been accrued as a current non-Income Tax liability on the Closing Balance Sheet and (ii) all non-Income Taxes, if any, attributable to the portion of any period occurring after the Closing Date. Each party shall make available to the other parties copies of the returns that are reasonably relevant to the determination of the non-Income Taxes which are indemnified hereunder.

                16.2.3 Allocations.  In any case where any Tax return covers a Tax period beginning before and ending after the Closing Date, the amount of Taxes allocable between the Parent and Seller on one hand, and the Purchaser and the Company on the other hand, shall be determined by closing the books of the Company as of and including the Closing Date, or if an allocation of an item, income, deduction, or credit cannot be specifically allocated to an ascertainable date, such item, income, deduction, or credit shall be allocated on a daily basis. In case of the Taxes attributable to the portion of such Tax period including the Closing Date, Parent and Seller shall be liable for such Taxes except to the extent such Taxes are accrued as a current Tax liability on the Closing Balance Sheet. In case of (i) the Taxes attributable to the portion of such Tax period following the Closing Date and (ii) the portion of Taxes accrued as a current Tax liability on the Closing Balance Sheet, the Purchaser and the Company shall be liable for such Taxes.

         16.3 Indemnification. Parent and Seller will, jointly and severally, defend and hold harmless the Purchaser, the Company and the Subsidiaries against any and all Taxes for which Parent and/or Seller is responsible under Sections 16.1 and 16.2 hereof. Purchaser and the Company will, jointly and severally defend and hold harmless the Parent and the Seller against any and all Taxes for which the Purchaser and/or the Company is responsible under Sections 16.1 and 16.2 hereof. Any indemnity payable by a party to the other pursuant to this Section 16 shall be paid within the later of ten (10) days of the indemnified party's request therefor or ten (10) days prior to the date on which the liability upon which the indemnity is based is required to be satisfied.

         16.4 Allocation of Benefits. If any adjustments shall be made to any federal, state, local, or foreign Income Tax returns relating to Company, any Subsidiary and Seller for any Tax period ending on or before or including the Closing which result in any Income Tax detriment to Seller or any affiliate of Seller with respect to such period and any Income Tax benefit to Company, any Subsidiary, Purchaser or any affiliate of Purchaser for any Tax period ending after the Closing (to the extent such Income Tax benefit is realized for a portion of the period occurring after the date of the Closing), Seller shall be entitled to the benefit of such Income Tax benefit (except to the extent accrued as an asset on the Closing Balance Sheet), and Purchaser shall cause Company to pay to Seller the amount of such Income Tax benefit at such time or times as and to the extent that Company, any Subsidiary, Purchaser or any affiliate of Purchaser actually realizes such benefit through a refund of Income Tax or reduction in the amount of Income Tax which Company, any Subsidiary, Purchaser or any affiliate of Purchaser would otherwise have had to pay if such adjustment had not been made.

                If any adjustments shall be made to any federal, state, local, or foreign Income Tax returns relating to Company or any Subsidiary for any Tax period ending after Closing which result in any Income Tax detriment to Purchaser, the Company, any Subsidiary or any affiliate of Purchaser with respect to such period and any Income Tax benefit to Seller or any affiliate of Parent or Seller for any Tax period ending on or before or including the Closing Date, Purchaser shall be entitled to the benefit of such Income Tax benefits, and Parent or Seller shall pay to Purchaser the amount of such Income Tax benefit at such time or times as and to the extent that Parent or Seller or any affiliate of Parent or Seller actually realizes such benefit through a refund of Income Tax or reduction in the amount of Income Taxes which Parent or Seller or any such affiliate would otherwise have had to pay if such adjustment had not been made.

         16.5 Refunds. Any refunds of Taxes received by Company attributable to Tax periods ending on or prior to the Closing Date (or for the portion of any Tax Period occurring on or before the Closing Date) shall be for the benefit of Seller, and Purchaser shall cause Company to pay over to Seller any such refunds within ten (10) days of receipt thereof, except to the extent accrued as an asset on the Closing Balance Sheet.

         16.6 Cooperation. After the Closing Date, Parent, Seller and Purchaser shall make available to the other, as reasonably requested, all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Company or any Subsidiary for all periods prior to or including the Closing Date (or any matter, transaction or event occurring on or before the Closing Date that may affect a Tax liability) and each such person shall preserve all such available information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. Each such person shall provide the other(s) and the pertinent Taxing authority with all available information and documentation necessary to comply with all Tax audit information requests made of any such person relating to such Tax liabilities or potential Tax liabilities (or any matter, transaction or event occurring on or before the Closing Date that may affect a Tax liability).

         16.7 Audits. Purchaser shall promptly notify Parent in writing upon receipt by Purchaser, any affiliate of Purchaser or Company, and Parent shall promptly notify Purchaser in writing upon receipt by Parent, Seller or any affiliate of Parent or Seller, of notice of (i) any pending or threatened federal, state, local or foreign Income or other Tax audits or assessments of, or pertaining to, the Company or any Subsidiary, so long as Tax periods ending on or prior to or including the Closing Date remain open, and (ii) any pending or threatened federal, state, local or foreign Income or other Tax audits or assessments of Purchaser or any affiliate of Purchaser, or Parent, Seller or any affiliate of Parent or Seller, respectively, which may affect the Tax liabilities of Company, or any Subsidiary, in each case for Tax periods ending on or prior to or including the Closing Date. Seller shall have the sole right to represent Company's interests in any Tax audit or administrative or court proceeding relating to Tax periods for which Seller is responsible under this
                Section 16, and to employ counsel of its choice at its expense; provided, however, that no party shall have the right to compromise or alter the allocation made by the parties pursuant to Exhibit 16.1 without the consent of the other parties. Purchaser shall have the sole right to represent the Company's interests in any Tax audit or administrative or court proceeding relating to Tax periods for which Purchaser is responsible under Section 16, and to employ counsel of its choice at its expense. Each party hereto agrees that it will cooperate with any other party and its counsel in the defense against or compromise of any claim in any said proceedings.

         16.8 Purchaser's Taxes. Purchaser shall pay, or cause to be paid, and shall indemnify Seller and its affiliates against and hold them harmless from any liability for Taxes for Tax periods of Company or any Subsidiary beginning after the Closing Date, including any such liability with respect to operations of the Company or any Subsidiary and dispositions of assets by the Company or any Subsidiary after the Closing Date.

         16.9 Carrybacks. Parent and Seller, jointly and severally, shall pay the Company or Purchaser any refund or reduction in Taxes which Parent, Seller, or any affiliate of Parent or Seller actually realizes, that arises from the carryback of any Tax benefit from a period ending after the Closing Date to a period ending on or before or including the Closing Date, provided, however, the foregoing shall not apply to any Income Tax for the Seller and/or Parent filed on a consolidated or combined Income Tax Return.

         16.10 Survival. The representations, warranties and obligations of the parties under Section 7.13 and Section 16, shall survive the Closing until the expiration of the applicable or underlying Tax statute of limitations (including any extensions).

         17. Miscellaneous. The following miscellaneous provisions shall apply to this Agreement:

         17.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given, if delivered personally or by facsimile transmission (with receipt confirmed), sent by verified telex or telegram or mailed by registered or certified mail (return receipt requested) or overnight courier, express mail, postage prepaid, as follows:

      If to Parent or Seller:         Universal Foods Corporation
                                      433 East Michigan Street
                                      Milwaukee, WI  53201
                                      Attn:  Guy R. Osborne
                                      Fax Number:  414-347-4794

           With a copy to:            Universal Foods Corporation
                                      General Counsel
                                      433 East Michigan Street
                                      P.O. Box 737
                                      Milwaukee, WI  53201
                                      Fax Number:  414-347-4794

           If to Purchaser:           ConAgra, Inc.
                                      One ConAgra Drive
                                      Omaha, NE  68102
                                      Attn:  Controller
                                      Fax Number:  402-595-4075

           With a copy to:            ConAgra Diversified Products Companies
                                      7450 Metro Boulevard
                                      Edina, MN 55439
                                      Attn:  Vice-President-Legal Services
                                      Fax Number:  612-835-9421

                or at such other address for a party as shall be specified by like notice. If personally delivered, such communications shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this Section, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this Section, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this Section, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.

         17.2 Amendments and Waivers; Consents. This Agreement may not be modified or amended, except by instrument or instruments in writing, signed by the party against whom enforcement of any such modification or amendment is sought. Either Parent and Seller on the one hand, or Purchaser on the other hand, may, by an instrument in writing, waive compliance by the other party with any term or provision of this Agreement on the part of such other party to be performed or complied with. Any waiver by Parent shall bind Seller. No action taken, pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty or agreement contained herein. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. Whenever this Agreement requires or permits consents by or on behalf of any party or parties hereto, such consents shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 17.2.

         17.3 Expenses. Except as otherwise provided herein, whether or not this Agreement shall be consummated, Seller and Parent, on the one hand, and Purchaser, on the other hand, shall each pay its own expenses incident to the preparation, execution and consummation of this Agreement.

         17.4 Survival of Representations, Warranties, Covenants and Indemnifications. All representations, warranties, covenants and indemnities made in or pursuant to this Agreement shall survive the Closing hereunder.

         17.5 Entire Agreement. This Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement which shall remain in full force and effect.

         17.6 Applicable Law. This Agreement shall be governed, construed and interpreted as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies, according to the internal laws of the state of Oregon, excluding any choice of law rules of such state or any other jurisdiction that may direct the application of the laws of another jurisdiction.

         17.7 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns; nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         17.8 Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other party hereto.

         17.9 Effect of Headings. The headings of the various sections and subsections herein are inserted merely as a matter of convenience and for reference and shall not be construed as in any manner defining, limiting, or describing the scope or intent of the particular sections to which they refer, or as affecting the meaning or construction of the language in the body of such sections.

         17.10 Interpretation. As used in this Agreement, (a) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; (b) the term "subsidiary" when used in reference to any other person shall mean any corporation of which outstanding securities having ordinary voting power to elect a majority of the Board of Directors of such corporation are owned directly or indirectly by such other person; (c) the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934; and (d) any representation or warranty made to the "knowledge" of any party is made only to the actual knowledge of the principal executive officers of the party making the representation or warranty after due and reasonable inquiry and investigation. Without limiting the foregoing, Seller and Parent represent and warrant that they have made due and reasonable inquiry of the Company's principal executive and operating officers with respect to the representations and warranties set forth in Section 7.

         17.11 Exhibits; Disclosure Schedule. All exhibits referred to in this Agreement are attached hereto and are incorporated herein by reference as if fully set forth herein. For purposes of this Agreement, any item in the Disclosure Schedule shall be deemed disclosed only in connection with the specific representation or warranty to which it is specifically referenced.

         17.12 Severability. Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction, shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or other provisions of this Agreement in any other jurisdiction.

         17.13 Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, strictly neither for nor against any party hereto, and without implying a presumption that the terms thereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the person who himself drafted same. It is hereby agreed that representatives of both parties have participated in the preparation hereof.

         17.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same instrument.

         17.15 Public Announcements. Any announcement (whether public or otherwise), press release or other publicity concerning this Agreement or the transactions contemplated hereby to be issued or released by any party hereto shall be subject to the prior written approval of Purchaser and Parent, which approval shall not be unreasonably withheld. The preceding sentence shall not apply to any disclosure required to be made by law or the regulations of any federal or state governmental agency or any national stock exchange as reasonably determined by counsel to the person desiring to make such disclosure, except such person, whenever practicable, shall be required to consult with the other party concerning the timing and content of the disclosure before making it. Notwithstanding the foregoing, nothing in this Section will preclude any party from making any disclosures necessary or proper in conjunction with the filing of any tax return or document required to be filed with any federal, state or local governmental body, authority or agency or giving of notice as required under any license or contract. The parties will keep this Agreement confidential and not disclose the provisions of this Agreement to any other person (except as necessary to comply with the HSR Act and except as otherwise required by law or regulation or a rule of any national stock exchange).

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.



   CONAGRA, INC.                      UNIVERSAL FOODS CORPORATION



   By:      s/Stephen L. Key          By:    s/Kenneth Manning

                                      UNIVERSAL HOLDINGS, INC.


                                      By:    s/Elizabeth A. Jadin

   EXHIBIT 5.1.2       Purchaser's Counsel Opinion*
   EXHIBIT 5.2.2       Seller's Counsel Opinion*
   EXHIBIT 6.1         Balance Sheet Matters*
   EXHIBIT 9.1         Certain Intellectual Property Matters*
   EXHIBIT 16.1        Allocation of Purchase Price*




   ___________________

   * Pursuant to Item 601(b)(2) of Regulation S-K, this exhibit is not filed herewith. Universal Foods Corporation agrees to furnish supplementally a copy of any such omitted exhibit to the Commission upon request.